EXHIBIT 9.01

Canuswa Accounting & Tax Services Inc.

1050 Larrabee Ave., Suite 104-314, Bellingham, WA 98225

1172 Murphy Ave., Suite 204, San Jose, CA 95131

U.S.A.

Tel: (415)329-5779     E-mail: zjcpa@canuswa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Inc.

We have audited the accompanying balance sheet of Jin Chih International, Ltd. as of November 30, 2013 and December 31, 2012 and the related statements of operation, changes in shareholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jin Chih International, Ltd. as of November 30, 2013 and December 31, 2012  and the results of its operation and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Canuswa Accounting & Tax Services Inc.

Bellingham, Washington 98225

February 9, 2015

Jin Chih International, Ltd
Balance Sheet

	Nov 30,2013	Dec 31,2012
Assets
Current assets
Cash And Cash Equivalents	63, 412	128,662
Accounts Receivable	2,066,901	937,506
Prepayments and Other Current Assets	36	26
Inventory	90,777	51,628
Advance on purchase	—	9,063
Total Current Assets	2,221,126	1,126,885
Property Plant and Equipment	1,177,797	1,213,647
Other Assets	6,634	19,426
Total Assets	3,405,557	2,359,957

Liabilities
Current Liabilities
Borrowings	380,250	417,392
Accounts Payable	1,263,333	997,178
Accrued Expenses and Other Current Liabilities	—	3,270
Advances from customers	143,199	86,211
Tax Payables	1,203	3,693
Total Current Liabilities	1,787,985	1,507,744
Long Term Debt	911,020	317,608
Total Liabilities	2,699,005	1,825,352
Stockholders' Equity
Common Stock	685,000	516,000
Retained Earnings	30,392	18,200
Exchange Differences	(8,840)	405
Total Stockholder Equity	722,153	534,605
Total Liabilities and Stockholders’ Equity	3,405,557	2,359,957

Jin Chih International, Ltd
Income Statement

	The Period ended Nov 30, 2013	The year ended Dec 31, 2012
Total Revenue	1,891,280	2128701.388
Cost of Revenue	1,719,927	1,933,740
Gross Profit	171,353	194960.935
Operating Expenses	108,930	156,707
Total Operating Expenses	108,930	156,707
Operating Income or Loss	62,423	38,254

Income from interest	251	181
Interest Expense	39,529	21,564
Other Income (expenses)	2,375	971
Income Before Tax	25,520	17,842

Income Tax Expense	—	3,033
Net Income From Continuing Ops
Effect Of Accounting Changes
Other Items
Net Income	25,520	14,809

Jin Chih International, Ltd
Statements of Cash Flows

	The period ended	The year ended
	Nov 30, 2013	Dec 31, 2012
Operating Activities, Cash Flows Provided By or Used In
Net Income (Loss)	25,520	14,809
Adjustments To Net Income
Depreciation	11,759	9,177
Amortization	11,382	12,453
Loss on sale of PPE	—	—
Interest Received	(251)	(181)
Changes In operating assets and liabilities
Accounts Receivables	(1,129,395)	(779,135)
Inventories	(39,149)	(51,628)
Prepayments	10	(4,776)
Advance on purchase	9,063	—
Accrued Expenses and Other Current Liabilities	(3,270)	(808)
Accounts Payables	266,155	994,540
Tax Payables	(2,490)	(430)
Advances	56,988	86,211
Total Cash Flow From Operating Activities	(793,678)	280,231
Investing Activities, Cash Flows Provided By or Used In
Purchase of PPE	—	(1,189,487)
Decrease in Other Assets	12,792	32,802
Interest received	251	181
Total Cash Flows From Investing Activities	13,043	(1,156,504)
Financing Activities, Cash Flows Provided By or Used In
Issue common stock	169,000	172,000
Increase in long term debt	593,412	297,385
Net Borrowings	(37,142)	206,400
Dividends paid	13,328	(7,532)
Other Cash Flows from Financing Activities		(5,907)
Total Cash Flows From Financing Activities	738,598	662,346
Effect Of Exchange Rate Changes	(23,213)	14,565
Change In Cash and Cash Equivalents	(65,250)	(199,361)
Cash at beginning of the period	128,662	328,023
Cash at end of the period	63, 412	128,662

Jin Chih International, Ltd
Statement of Stockholders’ Equity
For the period Ended November 30, 2013 and the year Ended December 31, 2012

Period Ending	No. of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Gain	Total Stockholders' Equity
Balance, December 31, 2012	1,500,000	$516,000	$—	$18,200	$405	$534,605
Issuance of common shares for cash at $0.338 per share on April 26,2013	500,000	169000	—	—	—	169,000
Net income	—	—	—	25,520	—	25,520
Cash dividend distribution	—	—	—	(13,328)	—
Foreign currency translation loss	—	—	—	—	(9,245)	(9,245)
Balance, November 30, 2013	2,000,000	685,000	—	30,392	(8,840)	706,552

Notes to financial statements

1. Company summary

Jin Chih International Development Co., Ltd (the ‘company’), was incorporated in Taiwan on July 14, 1995 under the International Business Companies Act. The company’s business operations involve:

a) General advertising

b) TV program production

c) Radio and TV program distribution

d) Book publication

e) Food wholesale and food & drink retail

2. Significant accounting policies

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s significant estimates and assumptions include the fair value of financial instruments; allowance for doubtful accounts; inventory valuation and obsolescence; the carrying value, recoverability and impairment, if any, of long-lived assets, including the values assigned to and the estimated useful lives of property, plant and equipment; interest rate; revenue recognized or recognizable; sales returns and allowances; valued added tax rate, income tax rate and related tax provision, reporting currency of the Company, functional currency, and foreign currency exchange rate. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1 - Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 - Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable, advance on purchases, prepayments and other current assets, accounts payable, deposits, corporate income tax payable, accrued expenses and other current liabilities approximate their fair values because of the short maturity of these instruments.

Fair Value of Non-Financial Assets or Liabilities Measured on a Recurring Basis

The Company’s non-financial assets include inventories. The Company identifies potentially excess and slow-moving inventories by evaluating turn rates, inventory levels and other factors. Excess quantities are identified through evaluation of inventory aging, review of inventory turns and historical sales experiences. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories. The Company establishes a reserve for inventory shrinkage, if any, based on the historical results of physical inventory cycle counts.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The Company follows paragraph 310-10-50-9 of the FASB Accounting Standards Codification to estimate the allowance for doubtful accounts. The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by the review of their current credit information; and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and economic conditions.

Outstanding account balances are reviewed individually for collectability. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Bad debt expense is included in general and administrative expenses, if any. Pursuant to paragraph 310-10-50-2 of the FASB Accounting Standards Codification account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has adopted paragraph 310-10-50-6 of the FASB Accounting Standards Codification and determine when receivables are past due or delinquent based on how recently payments have been received.

Inventories

The Company values inventories at the lower of cost or market. The Company reduces inventories for the diminution of value, resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates.

The Company evaluates its current level of inventories considering historical sales and other factors and, based on this evaluation, classify inventory markdowns in the income statement as a component of cost of goods sold pursuant to Paragraph 420-10-S99 of the FASB Accounting Standards Codification to adjust inventories to net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property, plant and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives ranging from five (5) years to twenty (20) years. Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the income statement. Leasehold improvements, if any, are amortized on a straight-line basis over the term of the lease or the estimated useful lives, whichever is shorter. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts.

Construction in progress represents direct costs of construction or the acquisition cost of long-lived assets. Under U.S. GAAP, all costs associated with construction of long-lived assets should be reflected as long-term as part of construction-in-progress. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all of the activities necessary to prepare the long-lived assets for their intended use are completed. No depreciation is provided until the construction of the long-lived assets is complete and ready for their intended use.

Revenue Recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Insurance of common stock

In 3rd May, 2013, the company issued new shares of 500,000, valued at $0.338 per share or $169000 on the date of insurance.

3.  Other income

	For the period Ended	For the year Ended
	Nov. 30, 2013	Dec. 31, 2012
Foreign exchange gain (loss)	—	971
Rental income	2,375	—
Total Other income	2,375	971

4. Cash and cash equivalents

	Nov. 30, 2013	Dec. 31, 2012
Cash	2,890	12,491
Bank	60,522	116,171
Total	63,412	128,662

5. PPE

	Nov. 30, 2013	Dec. 31, 2012
Land	783,963	797,879
Buildings	384,778	391,608
Equipments	75,214	81,813
Other	—	16,409
	1,243,955	1,287,709
Less: Accumulated depreciation	66,158	74,062
Total	1,177,797	1,213,647